November 19, 2013

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	Evogene Ltd.

Registration Statement on Form F-1 (File No. 333-191315) initially filed on September 23, 2013

Dear Ms. Nguyen:

On behalf of our client, Evogene Ltd., an Israeli company (the “Company”), we transmit herewith Amendment No. 6 to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via the Electronic Data-Gathering, Analysis, and Retrieval (“EDGAR”) system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially submitted confidentially to the Commission on April 26, 2013 (CIK No. 0001574565) and initially publicly filed on EDGAR on September 23, 2013. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated November 15, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Registration Statement.

Prospectus Cover Page

1.	Please revise the prospectus cover page and underwriting section to highlight that the price of your securities offered pursuant to this registration statement may be affected by the trading price of your securities traded on the Tel Aviv Stock Exchange which served as a basis for the pricing of the offered shares.

Response:

Pursuant to the telephone discussion between the undersigned and Ms. Sarmento, the Company has revised the underwriting section of the Registration Statement to highlight that the price of its shares offered pursuant to this registration statement may be affected by the trading price of its shares on the Tel Aviv Stock Exchange, which will serve as a basis for the pricing of the offered shares. As for the cover of the prospectus, the Company believes that it has complied with Item 501 of Regulation S-K, Instructions to paragraph 501(b)(3)(1)(B).2, and indicated the market—the Tel Aviv Stock Exchange—and market price of the securities as of the latest practicable date, which was $17.16 on November 5, 2013. Additionally, the Company believes that investors are adequately protected by this disclosure and the current disclosure under the Risk Factor headings, “Risks Related to Our Ordinary Shares and the Offering—An active, liquid and orderly trading market for our ordinary shares may not develop in the United States, the price of our ordinary shares may be volatile, and you could lose all or part of your investment,” as well as “Risks Related to Our Ordinary Shares and the Offering—Our ordinary shares will be traded on more than one market and this may result in price variations.”

Financial Statements, page F-1

General

2.	Please revise to remove the restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form F-1 registration statement.

Response:

The restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm has now been removed following the 1-for-2 reverse split of the Company’s shares effected on November 19, 2013.

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Please do not hesitate to contact Joshua Kiernan or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

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